February 24, 2025

Garrett Chase
Chief Financial Officer
Viasat, Inc.
6155 El Camino Real
Carlsbad, CA 92009

        Re: Viasat, Inc.
            Form 10-K for the Fiscal Year Ended March 31, 2024
            File No. 000-21767
Dear Garrett Chase:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing